August 19, 2011
VIA FEDEX
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549

ATTENTION:	Ms. Anne Nguyen Parker, Branch Chief Mr. Norman von Holtzendorff

RE:	NYTEX Energy Holdings, Inc. Registration Statement on Form S-1, Amendment No. 1 Filed July 13, 2011 File No. 333-173559
Ladies and Gentlemen:
     With respect to the comments of the Staff to the captioned filings, on behalf of NYTEX Energy Holdings, Inc. (the “Company”) we submit the following proposed responses to your letter dated July 29, 2011. The captions and numbers set forth in this letter correspond to the captions and numbers included in the Staff’s letter of July 29, 2011.
COMMENT:
     General
1.	We note the disclosure in your filing concerning (a) your oilfield services segment’s products and services relating to hydraulic fracturing and (b) your oil and gas segment’s involvement in hydraulic fracturing activities. With regard to your oil and gas segment, please tell us, with a view towards disclosure:
•	the location of your hydraulic fracturing activities;

•	the percentage of your reserves subject to hydraulic fracturing; and

•	the anticipated costs and funding associated with hydraulic fracturing activities.

12222 Merit Drive Suite 1850 Dallas, Texas 75251 972.770.4700

RESPONSE:
     Our last hydraulic fracturing activity was performed in August 2009 on a single well within the Panhandle Field Producing Property. Since that time, we have not performed any hydraulic fracturing on any wells we own or operate and accordingly, as of the latest interim balance sheet and for the year ended December 31, 2010, we do not have any reserves subject to hydraulic fracturing. We disposed of the Panhandle Field Producing Property in May 2011. Further, within our oilfield services business, our involvement with hydraulic fracturing is limited to distributing, warehousing, and transloading customers’ frac sand and/or proppants. We do not take title to such products. We have revised our disclosure to indicate that we do not perform hydraulic fracturing nor are any of our remaining wells that we own or operate subject to hydraulic fracturing. To the extent that we do perform hydraulic fracturing on a well we operate or own in the future, we will provide the requested disclosures. We have also revised our disclosure regarding our oilfield services segment to indicate that our involvement with hydraulic fracturing is limited to distributing, warehouse, and transloading customers’ frac sand and/or proppants.
COMMENT:
2.	In regard to all of your products, services and activities that pertain to hydraulic fracturing, please tell us what steps you have taken to minimize any potential environmental risk, liability and impact. For example, and without limitation, please explain if you:
•	have steps in place to ensure that your products, services and activities adhere to known best practices;

•	evaluate the environmental impact of additives to hydraulic fracturing fluids and other products;

•	minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water; and

•	where relevant, have steps in place to ensure that your drilling, casing and cementing adhere to known best practices and monitor the rate and pressure of fracturing treatment in real time for any abrupt change in rate or pressure.
RESPONSE:
     Our last hydraulic fracturing activity was performed in August 2009 on a single well within the Panhandle Field Producing Property. Since that time, we have not performed any hydraulic fracturing on any wells we own or operate and accordingly, as of the latest interim balance sheet and for the year ended December 31, 2010, we do not have any reserves subject to hydraulic fracturing. We disposed of the Panhandle Field Producing Property in May 2011. Further, within our Oilfield Services business, our involvement with hydraulic fracturing is limited to distributing, warehousing, and transloading customers’ frac sand and/or proppants. We do not take title to such products. We have revised our disclosure to

12222 Merit Drive Suite 1850 Dallas, Texas 75251 972.770.4700

indicate that we do not perform hydraulic fracturing nor are any of our remaining wells that we own or operate subject to hydraulic fracturing. To the extent that we do perform hydraulic fracturing on a well we operate or own in the future, we will provide the requested disclosures. We have also revised our disclosure regarding our oilfield services segment to indicate that our involvement with hydraulic fracturing is limited to distributing, warehouse, and transloading customers’ frac sand and/or proppants.
COMMENT:
3.	We note your risk factor disclosure at page 7 that you maintain insurance “that [you] believe to be customary in the industry.” Please disclose the applicable deductibles and policy limits related to your insurance coverage, particularly with respect to pollution liability and associated environmental remediation costs.
RESPONSE:
     We have included a list of our insurance policies, with applicable deductibles and policy limits, on Exhibit A attached hereto.
     Please note we have revised the risk factor as follows, and set forth additional language in red underlined text:
Our operations are subject to inherent risks, some of which are beyond our control. These risks may be self-insured, or may not be fully covered under our insurance policies.

Our operations are subject to hazards inherent in the oil and gas industry, such as, but not limited to, accidents, blowouts, explosions, craterings, fires and oil spills. These conditions can cause:
•	personal injury or loss of life;

•	damage to or destruction of property and equipment (including the collateral securing our indebtedness) and the environment;

•	suspension of our operations; and

•	lost profits.
The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a material adverse effect on our financial condition and results of operations. In addition, claims for loss of oil and gas production and damage to formations can occur in the well services industry. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in our being named as a defendant in lawsuits asserting large claims.

We maintain insurance coverage that we believe to be customary in the industry against these hazards including marine and non-marine property and casualty, workers’ compensation, water

12222 Merit Drive Suite 1850 Dallas, Texas 75251 972.770.4700

pollution/environmental, and liability insurance. Our policy limits for these policies range up to $10,000,000 per occurrence with deductibles ranging up to $25,000. Regarding our water pollution / environmental insurance coverage, our policy limits range up to $5,000,000 with a $2,500 deductible.
However, we do not have insurance against all foreseeable risks, either because insurance is not available or because of the high premium costs. As such, not all of our property is insured. We maintain accruals in our consolidated balance sheets related to self-insurance retentions by using third-party data and historical claims history. The occurrence of an event not fully insured against, or the failure of an insurer to meet its insurance obligations, could result in substantial losses. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. Insurance may not be available to cover any or all of the risks to which we are subject, or, even if available, it may be inadequate, or insurance premiums or other costs could rise significantly in the future so as to make such insurance prohibitively expensive. It is likely that, in the future our insurance renewals, our premiums and deductibles will be higher, and certain insurance coverage either will be unavailable or considerably more expensive than it has been in the recent past. In addition, our insurance is subject to coverage limits, and some policies exclude coverage for damages resulting from environmental contamination. Our insurance program is administered by an officer of the Company, is reviewed not less than annually with our insurance brokers and underwriters, and is reviewed by our Board of Directors on an annual basis.
COMMENT:
4.	Please supplementally provide us with a report detailing the chemicals used in your products and services, including without limitation each product listed in your filing under the heading “FDF Product Offerings” that begins at page 16. Include information regarding concentrations of chemicals. Also, with regard to your oil and gas segment, please provide similar information with regard to chemicals used in your hydraulic fracturing activities, and include information regarding volume/concentration and total amounts utilized for representative wells in each basin where you use hydraulic fracturing.
RESPONSE:
     We maintain material data safety sheets (“MSDA”) for the products we warehouse and distribute including the products listed under the heading “FDF Product Offerings.” The MSDA identifies the products, ingredients or chemicals deemed to be hazardous including their percentage content, and other relevant physical and health data. The MSDA sheets are available on our website at http://www.fdfltd.com/MSDSSheets.asp. As previously referenced, we do not engage in hydraulic fracturing. We do, however, provide storage, transloading, and hauling services for our customers’ proppant and frac sand. Further, we do not take title to the proppant and frac sand stored in our facilities.

12222 Merit Drive Suite 1850 Dallas, Texas 75251 972.770.4700

We have modified our disclosure under “Description of Business” to clarify our very limited involvement with hydraulic fracturing activities.
COMMENT:
5.	Please ensure that you file all of the required exhibits, and allow sufficient time for our review of the exhibits. In this regard, we note you have indicated that the legal opinion of Strasburger & Price, LLP, Exhibit 5.1, will be filed by amendment.
RESPONSE:
     We have provided the legal opinion of Strasburger & Price, LLP, as Exhibit 5.1, to Amendment No. 2 of Form S-1.
COMMENT:
     Prospectus Cover Page
6.	We note your revised disclosure on your prospectus cover page that a public trading market for your common stock has recently initiated, and your common stock is now traded in very limited quantities under the symbol “NYTE.” Please revise to clarify, if true, that your common stock is quoted on the OTC Bulletin Board.
RESPONSE:
     Our common stock is not quoted on the OTC Bulletin Board, but rather on the OTCQB, which is a market tier of the OTC Markets Group, Inc. Please note we have revised the prospectus cover page to Amendment No. 2 to Form S-1 as follows:
“A public trading market for our Common Stock has recently initiated, and our Common Stock is now traded in very limited quantities under the symbol “NYTE” on the OTCQB market tier, an interdealer quotation system operated by OTC Markets Group, Inc.”

12222 Merit Drive Suite 1850 Dallas, Texas 75251 972.770.4700

COMMENT:
     Risk Factors, page 2
     We are in default under our senior debt facility and our mezzanine debt agreement... page 2
7.	Please revise your disclosure under this subcaption to briefly discuss the material risks related to the put notice provided by WayPoint Nytex, LLC on May 4, 2011. Please also reference such risks in the risk factor captioned “Our indebtedness and other payment obligations could restrict our operations and make us more vulnerable to adverse economic conditions” at page 3.
RESPONSE:
Please note we have revised these two risk factors as follows, and set forth additional language in red underlined text:
We are in default under our senior debt facility, our mezzanine debt agreement and a put option relating to our mezzanine debt. If we are unable to reach an agreement with the holders of these obligations to resolve the defaults, they can exercise remedies which ultimately could require us to curtail or cease our operations.
On April 13, 2011, we received a letter from PNC Bank, National Association (“PNC”), as lender, notifying us of the occurrence and continued existence of certain events of default under our senior debt facility, in particular, breach of a fixed charge coverage ratio and breach of our reporting requirements. We are currently in negotiations with PNC to obtain a waiver of the defaults. However, there are no assurances that we will be successful in our negotiations with PNC. Because we are in default under the senior debt facility, PNC may at any time exercise any of its remedies under the facility, which include acceleration of the amounts owed, which we may not have the ability to pay. If the debt is accelerated and we are unable to pay, we could experience materially higher interest expenses, and PNC could seek to satisfy the debt by foreclosing on its liens on those assets which are security under the facility, or could pursue other legal action. Substantially all of FDF’s personal property is security under the facility, as is our administrative offices in Crowley, LA. Any such action may require us to curtail or cease our operations.
On April 14, 2011 we received a letter from WayPoint Nytex, LLC (“WayPoint”), as mezzanine lender, stating we are in default of the Preferred Stock and Warrant Purchase Agreement among us, Acquisition Inc. and WayPoint (“WayPoint Purchase Agreement”), for defaults similar to the PNC defaults plus our failure to pay dividends when due and, therefore, that WayPoint now has the right to exercise the Control Warrant, as described on page 7. If WayPoint exercises the Control Warrant, it would own 51% of our outstanding Common Stock. We are currently in

12222 Merit Drive Suite 1850 Dallas, Texas 75251 972.770.4700

negotiations with WayPoint to obtain a waiver and modify the WayPoint Purchase Agreement. However, there are no assurances that we will be successful in our negotiations with WayPoint.
In addition to being in default under the WayPoint Purchase Agreement, on May 4, 2011, WayPoint provided us with formal written notice (“Put Notice”) of its election to cause us to repurchase all securities that WayPoint acquired in connection with the WayPoint Purchase Agreement for an aggregate purchase price of $30,000,000 within five business days following the date of the Put Notice. These securities are enumerated more fully described under (i) the Risk Factor entitled “The WayPoint Control Warrant allows for a change in control,” on page 7 herein, (ii) the Risk Factor entitled “The WayPoint Warrants possess full anti-dilution provisions, and may result in a duplication of dilution,” and (iii) “Transactions with Related Parties and Control Persons.” We did not and do not have the funds available to repurchase these securities, but continue to negotiate with WayPoint to remedy the defaults and resolve WayPoint’s demands in the Put Notice. However, there are no assurances that we will be successful in these negotiations, and WayPoint has reserved all other rights, remedies, actions and powers to which it may be entitled. As a result, WayPoint may seek certain remedies afforded to it under the WayPoint Purchase Agreement including the exercise of its Purchaser and Control Warrants, which would provide WayPoint with ownership of a majority of our outstanding Common Stock, and thereby give WayPoint significant control over our board of directors and operations. Alternatively, WayPoint could initiate collection efforts regarding our failure to pay dividends and repurchase the securities.
Our indebtedness and other payment obligations could restrict our operations and make us more vulnerable to adverse economic conditions.
We now have, and expect to continue to have, a significant amount of indebtedness. Our outstanding indebtedness consists of a senior credit facility, the Debentures, and dividends payable on our Series A Preferred Stock and on the Senior Series A Redeemable Preferred Stock of Acquisition Inc., which are described in “Liquidity and Capital Resources” on page 34 of this prospectus. As of June 30, 2011, we owed $17,939,025 under our senior credit facility, $2,035,000 under the Debentures and dividends of $1,218,485 on the Senior Series A Redeemable Preferred Stock of Acquisition Inc. and $223,245 on our Series A Preferred Stock. Additionally, the election of WayPoint to exercise its put right requires that we repurchase their securities for $30 million. We do not have the funds available to satisfy these obligations. Our current and future indebtedness and other obligations could have important consequences. For example, those levels of indebtedness and obligations could:

12222 Merit Drive Suite 1850 Dallas, Texas 75251 972.770.4700

•	impair our ability to make investments and obtain additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes;

•	limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make payments on our indebtedness and obligations; and

•	make us more vulnerable to a downturn in our business, our industry or the economy in general as a substantial portion of our operating cash flow will be required to make payments.
We also have other put or redemption obligations that may restrict the funds that we can devote to operations. The holder of the Senior Series A Redeemable Preferred Stock has the right to have Acquisition Inc. redeem such shares after the third anniversary of issuance thereof at a redemption price equal to 104% of the Stated Amount, and at a redemption price equal to 103% of the Stated Amount 48 months after the date of issuance thereof to May 23, 2016, together, in either case, with all dividends, declared and unpaid thereon through the redemption date.

After the earliest to occur of (a) a Change of Control, (b) an occurrence of a Default that remains uncured for seventy-five days; provided, however, that payment to the holders of the Senior Series A Redeemable Preferred Stock of all amounts owing to them as a result of a Default shall be considered a cure of a Default, and (c) May 23, 2016, Acquisition Inc. is required to redeem the Senior Series A Redeemable Preferred Stock at 100% of the Stated Amount, together with all accrued and unpaid dividends thereon as of the redemption date. If Acquisition Inc. is required to redeem these shares, and we or it does not have available funds, we may have to curtail or cease operations.
COMMENT:
Liquidity and Capital Resources, page 34
8.	We note your statement in the risk factor entitled “We need additional capital ...” on page 4 that “management has implemented plans to improve liquidity through slowing or stopping certain planned capital expenditures, through the sale of selected assets deemed unnecessary to our business, and improvements to results from operations.” We note a similar statement in the Liquidity and Capital Resources section on page 35. Please enhance your discussion in Liquidity and Capital Resources to describe and explain the plans that management has implemented.

12222 Merit Drive Suite 1850 Dallas, Texas 75251 972.770.4700

RESPONSE:
     We have revised our discussion in Liquidity and Capital Resources as follows to include additional plans that management has implemented to improve our cash position and net working capital.
“Notwithstanding recent workforce reductions, we may not have sufficient funds to pursue our business priorities. As a result, we are limited in our ability to remain current in making payments to trade vendors and other unsecured creditors when such payments are due, and PNC may now exercise rights regarding our defaults under the Senior Facility. These workforce reductions, as well as curtailed financial resources, may further impact our ability to implement our business priorities. However, management has implemented plans to improve liquidity through slowing or stopping certain planned capital expenditures and through the sale of selected assets deemed unnecessary to our business. In addition to these plans, we are seeking long-term financing for our unencumbered real estate properties and/or equity financing to provide cash and enhance our working capital position. Further, in May 2011, we settled outstanding litigation regarding the Panhandle Field Producing Property and in connection with the settlement, sold our entire interest in the Panhandle Field Producing Property to the plaintiffs in the litigation for the purchase price of $782,000 cash. Although these constraints have caused us to significantly scale back the rate at which we implement our business strategy, we believe that these actions should preserve our viability, provide additional time to execute our business priorities, and allow us to satisfy our financial defaults and to resolve our working capital deficit. However, there are no assurances that we will satisfy our financial defaults in a manner that allows us to continue operations as presently constructed.”
COMMENT:
9.	We note that in this amendment you removed a sentence that stated “As of December 31, 2010, we had cash and cash equivalents of $209,498, and a working capital deficit (measured by current assets less current liabilities) at December 31, 2010 of $[___].” Please provide disclosure that addresses these liquidity issues as of the date of your latest interim balance sheet.
RESPONSE:
We have revised our disclosure as of the June 30, 2011 balance sheet as follows:

“As of June 30, 2011, we had cash and cash equivalents of $63,478, and a net working capital deficit of $52,232,248 (measured by current assets less current liabilities) principally due to (i) reporting the outstanding principal balance of amounts owed under the Senior Facility of $17,939,025 within current liabilities, and (ii) reporting the WayPoint derivative liability totaling $33,880,000 within current liabilities. See Defaults Under Financing Arrangements below for further discussion.”

12222 Merit Drive Suite 1850 Dallas, Texas 75251 972.770.4700

     The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	that the Company may not assert staff comments or the declaration of effectives of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please note that, once the Commission has no further comments, we will be requesting acceleration of effectiveness. If you have questions or require additional information, please telephone or contact the undersigned (972-770-4700) or Kevin Woltjen of Strasburger & Price LLP (214-651-2344).
Sincerely,
Michael Galvis
President and Chief Executive Officer

cc:	Mr. Kevin Woltjen Strasburger & Price, LLP 901 Main Street, Suite 440 Dallas, Texas 75202

12222 Merit Drive Suite 1850 Dallas, Texas 75251 972.770.4700

EXHIBIT A

Description	Policy Limits	Deductibles
Commercial Umbrella	$10,000,000 Each Occurrence $10,000,000 General Aggregate $10,000,000 Products- Completed Operations Aggregate	$25,000

Commercial Property	Total Coverage — $7,500,000	$5,000

Commercial Inland Marine Property	Silos — $538,000 Computerized Business Equipment — $233,500 Equipment / Inventory Dealers — $2,653,500 Inland Transportation — $500,000 Motor Truck Cargo Legal Liability — $500,000 Contractor’s Equipment — $50,000	$2,500

Commercial General Liability	Each Occurrence — $1,000,000 General Aggregate — $2,000,000 Medical Expenses — $5,000 (any one person) Personal Injury — $1,000,000 Products- Completed Operations Aggregate - $1,000,000

Commercial Auto Liability	Combined Single Limit — $1,000,000 Umbrella / Excess Liability — $10,000,000

Commercial Auto Physical Damage	Comprehensive	$2,500 - $7,500

Workers Compensation	$1,000,000 Each Accident $1,000,000 Each Disease

Water Pollution / Environmental	$100,000 to $5,000,000	$2,500

Oil & Gas Operators — Commercial General Liability	Each Occurrence — $1,000,000 General Aggregate — $2,000,000	$10,000

Oil & Gas Operators — Umbrella	Policy Aggregate — $1,000,000	$10,000

12222 Merit Drive Suite 1850 Dallas, Texas 75251 972.770.4700